SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                              ______________________



                                  AMENDMENT NO. 5

                                        TO

                                  SCHEDULE 14D-1
                              TENDER OFFER STATEMENT
        PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934




                              GIDDINGS & LEWIS, INC.
                             (Name of Subject Company)


                                 DSFA CORPORATION
                          HARNISCHFEGER INDUSTRIES, INC.
                                     (Bidders)


                      COMMON STOCK, $.10 PAR VALUE PER SHARE
                          (Title of Class of Securities)


                                    375048-10-5
                       (CUSIP Number of Class of Securities)


                              _______________________


                              K. THOR LUNDGREN, ESQ.
                          HARNISCHFEGER INDUSTRIES, INC.
                               3600 SOUTH LAKE DRIVE
                           ST. FRANCIS, WISCONSIN 53235
      (Name, Address and Telephone Number of Person Authorized to Receive
           Notices and Communications on Behalf of Persons Filing Statement)


                                     Copy to:

                            ANDREW R. BROWNSTEIN, ESQ.
                          WACHTELL, LIPTON, ROSEN & KATZ
                                51 WEST 52ND STREET
                             NEW YORK, NEW YORK 10019
                                  (212) 403-1000

                This Statement amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on April 28, 1997, as amended (the "Schedule 14D-1"), relating to the offer by DSFA Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Harnischfeger Industries, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, $.10 par value per share (the "Common Shares"), together with (unless and until the Purchaser declares that the Rights Condition is satisfied) the Rights, of Giddings & Lewis, Inc., a Wisconsin corporation (the "Company"), at a price of $19 per Common Share (and associated Right), net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 28, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") (which, as either may be amended from time to time, together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule 14D-1.

        ITEM 10.   ADDITIONAL INFORMATION.

                   The Purchaser acknowledges that it cannot, consistent with the requirement that withdrawal rights be extended while the Offer is open, terminate the Offer, eliminate withdrawal rights, and delay acceptance for payment of Common Shares until all conditions are satisfied or waived.






                                    SIGNATURES

                After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                         HARNISCHFEGER INDUSTRIES, INC.



                                         By:  /s/ Francis M. Corby, Jr.
                                         Name: Francis M. Corby, Jr.
                                         Title:Executive Vice President
                                               for Finance and
                                               Administration



                                         DSFA CORPORATION



                                         By:  /s/ Francis M. Corby, Jr.
                                         Name: Francis M. Corby, Jr.
                                         Title:Vice President and
                                               Treasurer






        Dated: May 19, 1997

                                   EXHIBIT INDEX
                                  _____________

          EXHIBIT
            NO.*          DESCRIPTION
          _______         _____________________________________

           (a)(1)*        Offer to Purchase, dated April 28, 1997.

           (a)(2)*        Form of Letter of Transmittal.

           (a)(3)* Form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

           (a)(4)* Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

           (a)(5)*        Form of Notice of Guaranteed Delivery.

           (a)(6)* Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

           (a)(7)* Summary Advertisement as published in The Wall Street Journal on April 28, 1997.

           (a)(8)*        Text of Press Release, dated April 25, 1997.

           (a)(9)*        Text of Press Release, dated April 28, 1997.

           (a)(10)* Text of Press Release, dated May 8, 1997, issued by Parent.

           (a)(11)* Text of Press Release, dated May 9, 1997, issued by Parent.

           (a)(12)* Text of Letter, dated May 9, 1997, from Jeffery T. Grade to Marvin L. Isles.

           (a)(13)*       Press release, dated May 13, 1997, issued by
                          Parent.

           (a)(14)*       Press release, dated May 15, 1997, issued by
                          Parent.

           (b)(1)* Commitment Letter, dated April 21, 1997, among Harnischfeger Industries, Inc., The Chase Manhattan Bank and Chase Securities Inc.

           (c)            Not applicable.

           (d)            Not applicable.

           (e)            Not applicable.

           (f)            None.

           (g)(1)* Preliminary Solicitation Statement of Harnischfeger Industries, Inc. and DSFA Corporation, filed with the Commission on April 28, 1997.

           (g)(2)* Preliminary Proxy Statement of Harnischfeger Industries, Inc. and DSFA Corporation, filed with the Commission on April 28, 1997.

           (g)(3)* Complaint seeking Declaratory and Injunctive Relief filed in the United States District Court for the Eastern District of Wisconsin on April 25, 1997.

      _______________________________

      *   Previously filed.

                                   EXHIBIT INDEX
                                  _____________

          EXHIBIT
            NO.           DESCRIPTION
          _______         ____________________________________

           (g)(4)* Revised Preliminary Solicitation Statement of Harnischfeger Industries, Inc. and DSFA
                          Corporation, filed with the Commission on May 13, 1997.

           (g)(5)* Revised Preliminary Proxy Statement of Harnischfeger Industries, Inc. and DSFA Corporation, filed with the Commission on May 13, 1997.

           (g)(6)* Definitive Solicitation Statement of Harnischfeger Industries, Inc. and DSFA Corporation, filed with the Commission on May 15, 1997.






































      _______________________________

      *   Previously filed.